CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$1,500,000	$106.95

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated October 14, 2010 (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

BARCLAYS

US$1,500,000
CAPPED CALLABLE FLOATING-TO-FIXED RATE NOTES DUE OCTOBER 28, 2025

Principal Amount:	US$1,500,000	**Issuer:**	Barclays Bank PLC
Issue Price:	Variable Price Reoffer	**Series:**	Global Medium-Term Notes, Series A
Principal Protection Percentage:	If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.	**Original Issue Date:**	October 28, 2010
Original Trade Date:	October 14, 2010	**Maturity Date:**	October 28, 2025, subject to Redemption at the Option of the Company (as set forth below).
CUSIP:	06740P2P0	**Denominations:**	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
ISIN:	US06740P2P03		

Interest Rate Type:

- ☒ Regular Floating Rate
- ☐ Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

Day Count Convention:

- ☐ Actual/360
- ☒ 30/360
- ☐ Actual/Actual
- ☐ Actual/365
- ☐ NL/365
- ☐ 30/365
- ☐ Actual/366
- ☐ Actual/252 or Business Days/252

Reference Asset/Reference Rate:

- ☐ CD Rate
- ☐ CMS Rate
- ☐ CMT Rate (Reuters Screen FRBCMT Page)
- ☐ Commercial Paper Rate
- ☐ Eleventh District Cost of Funds Rate
- ☐ Federal Funds (Effective) Rate
- ☐ Federal Funds (Open) Rate
- ☐ EURIBOR
- ☒ LIBOR
  Designated LIBOR Page: Reuters: LIBOR01
- ☐ Prime Rate
- ☐ Treasury Rate
- ☐ Other

Index Maturity:	3-month
Interest Rate:	For each Interest Period commencing on or after the Original Issue Date, to but excluding October 28, 2015: Reference Rate *plus* the Spread, subject to the Maximum Interest Rate. For each Interest Period commencing on or after October 28, 2015, the interest rate per annum will be equal to 7.25%
Spread:	1.25%
Maximum Interest Rate:	4.75%

Business Day:

- ☒ New York
- ☒ London
- ☐ Euro
- ☐ Other (________________)

Business Day Convention:

- ☒ Following
- ☐ Modified Following
- ☐ Preceding

☐ Adjusted or ☒ Unadjusted

Interest Payment Dates: ☐ Monthly, ☒ Quarterly, ☐ Semi-Annually, ☐ Annually,

payable in arrears on 28th of each January, April, July and October, commencing on January 28, 2011 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period: The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Interest Reset Dates: For each Interest Period commencing on or after the Original Issue Date, to but excluding October 28, 2015, the first day of such Interest Period.

Interest Determination Dates: Two London Business Days prior to the relevant Interest Reset Date.

Redemption at the Option of the Company: We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date, commencing on October 28, 2011, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement: DTC; Book-entry; Transferable.

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Agent: Barclays Capital Inc.

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $5.00 per $1,000 principal amount, or 0.50%, resulting in aggregate proceeds to Barclays Bank PLC of $1,492,500. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC. and this offering. Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any relevant free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•

Reference Rate / Interest Payment Risk—Because the Interest Rate on the Notes (until the Interest Periods during which the fixed Interest Rate is payable) is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument. These risks include fluctuation of the applicable Interest Rate and the possibility that, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior Interest Periods. We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, interest rates have been volatile, and volatility also could be characteristic of the future. In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

•

Maximum Interest Rate—The Interest Rate on the Notes for any Interest Period (other than the Interest Periods during which the fixed Interest Rate is payable) will be limited to the specified Maximum Interest Rate. As a result, in the event that the Interest Rate otherwise calculated for any applicable Interest Period exceeds the Maximum Interest Rate, your interest payment for the relevant Interest Period will reflect the Maximum Interest Rate, and you will lose the benefit of any interest payment that would have been payable had such Maximum Interest Rate not been applicable.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. In performing these duties, the economic interests of our affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, until the Interest Periods for which the fixed Interest Rate is payable, the effective per annum Interest Notes payable on the Notes on each Interest Payment Date will be a floating rate calculated as described under Interest Rate above. The following illustrates the process by which the Interest Rate and interest payment amount are determined for a particular Interest Period during which a floating rate is payable.

For purposes of these examples, we assume that the Notes are not redeemed pursuant to the “Redemption at the Option of the Company” provision described above. If the Notes were redeemed pursuant to the “Redemption at the Option of the Company” provision, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Step 1: Determine the value of the Reference Rate for the Interest Period.

For each such Interest Period, a per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the applicable Reference Rate on the Interest Determination Date relating to that Interest Reset Date. For further information concerning the Interest Determination Dates for the Reference Rate, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the prospectus supplement.

Step 2: Calculate the per annum Interest Rate for the Interest Period by adding the applicable Spread and the Reference Rate, while taking into account the Maximum Interest Rate for that Interest Period.

For each such Interest Period, once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent will then determine the per annum Interest Rate for that Interest Period by calculating the sum of the Reference Rate and the applicable Spread and then assessing such sum relative to the applicable Maximum Interest Rate. If such sum is less than or equal to the Maximum Interest Rate, the Interest Rate for that Interest Period will be the sum of the Reference Rate and the applicable Spread.

If the Interest Rate otherwise determined for that Interest Period would be greater than the Maximum Interest Rate, the Interest Rate for that Interest Period will be the Maximum Interest Rate.

The following examples illustrate how the per annum Interest Rate for the particular Interest Period would be calculated:

Example 1:         The per annum Interest Rate equals the Reference Rate plus the Spread

Assuming a hypothetical Reference Rate equal to 3.00% and based on the Spread of 1.25%, the Interest Rate would be equal to 4.25% (the Reference Rate plus the Spread).

Example 2:         The per annum Interest Rate equals the Maximum Interest Rate

Assuming a hypothetical Reference Rate equal to 4.00% and based on the Maximum Interest Rate of 4.75% and the Spread of 1.25%, the Interest Rate would equal 5.25% (the Reference Rate plus the Spread), but would not be payable since it is greater than the Maximum Interest Rate of 4.75%, and, as a result, the per annum Interest Rate for the relevant Interest Period would instead be equal to 4.75%.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

Under the Treasury regulations governing original issue discount on debt instruments, for purposes of determining the yield and maturity of a debt instrument, an issuer is generally deemed to exercise an option if the exercise would minimize the yield on the debt instrument. Although the application of the Treasury regulations to the Notes is uncertain, because the Interest Rate for each Interest Period commencing on or after October 28, 2015 exceeds the Maximum Interest Rate for all prior Interest Periods, we intend to take the position that we are deemed to call the Notes on October 28, 2015 (solely for purposes of determining whether the Notes are issued with original issue discount for federal income tax purposes).

Pursuant to this position, we intend to treat the Notes as variable rate debt instruments that mature on October 28, 2015, are not issued with original issue discount for federal income tax purposes and are subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. If we do not exercise the call option on or before October 28, 2015, we intend to take the position that the Notes will be deemed to be reissued (solely for purposes of the original issue discount rules) on such date and that the fixed Interest Rate on the Notes will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Notes Subject to Call or Put Options” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. For example, the Notes may be treated as single variable rate debt instruments issued with original issue discount and subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement (including the original issue discount provisions described thereunder).

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

US$1,500,000

BARCLAYS BANK PLC

CAPPED CALLABLE FLOATING-TO-FIXED RATE NOTES DUE OCTOBER 28, 2025

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE

PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2010)